2945P: Expanded Safety and Efficacy of Givastomig, a Claudin 18.2/4-1BB Bispecific Antibody, in Combination with Nivolumab and mFOLFOX6 in 1L Metastatic Gastroesophageal Carcinoma (mGEC)

S. Klempner[1], F. Dayyani[2], J. Kratz[3], N. Uboha[3], K. Spencer[4], S. Kim[5], S. Lee[6], J. Jeon[6], C. Xu[7], C. Ahlers[7], P. Dennis[7], G. Ku[8]

[1]Medical Oncology, MGH - Massachusetts General Hospital, Boston, MA, United States of America, [2]Medical Oncology, UCI - University Of California Irvine - Health Manchester Pavilion, Orange, CA, United States of America, [3]Medical Oncology, University of Wisconsin - School of Medicine and Public Health, Madison, WI, United States of America, [4]Medical Oncology, NYU Langone Laura and Isaac Perlmutter Cancer Center, New York, NY, United States of America, [5]Medical Oncology, UCHealth Cancer Care - Anschutz Medical Campus - University of Colorado Cancer Center, Aurora, CO, United States of America, [6]Clinical Development, ABL Bio, Seongnam, Republic of Korea, [7]Clinical Development, NovaBridge Biosciences, Rockville, MD, United States of America, [8]Gastrointestinal Oncology Service, Department of Medicine, MSKCC - Memorial Sloan Kettering Cancer Center, New York, NY, United States of America

Background

- Gastric cancer is the fifth most common cause of cancer related death worldwide, and existing standards of care only provide modest benefit in gastric/GEJ cancers. Therefore, there remains a high unmet need for novel agents in the first line (1L) metastatic setting for these tumors.
- CLDN18.2 is a validated biomarker expressed in gastric cancers and several other tumor types.
- Givastomig/ABL111 is a first-in-class, bispecific antibody targeting Claudin (CLDN) 18.2 that engages 4-1BB on T cells within tumors that express CLDN18.2, which results in localized T-cell activation designed to limit systemic immune toxicity and liver toxicity.[1]
- The ongoing study (NCT04900818) is an open-label, first-in-human, phase 1 study with givastomig in patients with advanced solid tumors. Part 2 was designed to evaluate safety, efficacy, pharmacokinetics (PK), and pharmacodynamics (PD) of givastomig in combination with nivolumab and mFOLFOX6 in CLDN18.2+ gastric, gastroesophageal and esophageal adenocarcinomas (GEA).
- Encouraging efficacy and safety data from dose escalation were reported at ESMO GI 2025.[2]
- Here we report longer follow up and additional data from expansion cohorts treated with the combination of givastomig, nivolumab, and mFOLFOX6 as of August 6, 2026.

Givastomig Molecular Design


CLDN18.2
High binding affinity to tumor cells with a broad range of CLDN18.2 expression
Reduced Fc-effector function to minimize CLDN18.2 or 4-1BB mediated toxicity
Potent intra-tumor 4-1BB activation upon binding to CLDN18.2 on tumor cells
4-1BB scFv

Study Schema/Method

Study Design:

- Multi-center, dose-escalation and expansion phase 1b study
- Enrolling US patients
- Bayesian optimal interval escalation design with at least four subjects per dose

Eligibility:

- 1L unresectable or metastatic GC/GEJ/EAC (GEA)
- HER2-negative
- **CLDN18.2 ≥1+ on ≥1% of tumor cells**
- **Any PD-L1 CPS**

Dose Escalation (n=17)

- Dose Level 3 (n=6): **Givastomig 12 mg/kg** + nivolumab 240 mg + mFOLFOX6 Q2W
- Dose Level 2 (n=6): **Givastomig 8 mg/kg** + nivolumab 240 mg + mFOLFOX6 Q2W
- Dose Level 1 (n=5): **Givastomig 5 mg/kg** + nivolumab 240 mg + mFOLFOX6 Q2W

Dose Expansion (n=80)

- Dose Level 3 (n=40): **Givastomig 12 mg/kg** + nivolumab 240 mg + mFOLFOX6 Q2W — *Enrollment Ongoing*
- Dose Level 2 (n=40): **Givastomig 8 mg/kg** + nivolumab 240 mg + mFOLFOX6 Q2W — *Enrollment Ongoing*

Endpoints

Primary:

- Safety

Secondary:

- Response: ORR, BOR, DOR
- Survival: PFS, OS
- PK/PD

GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; mFOLFOX6 = 5FU, Oxaliplatin, Leucovorin; Q2W = every two weeks; ORR = objective response rate; PK = pharmacokinetic; PD = pharmacodynamic; BOR = best overall response; DOR = duration of response; PFS = progression-free survival; OS = overall survival; 1L = first line

Lead author disclosures: Consulting: Astellas Pharma US Inc, Merck & Co Inc, Daiichi Sankyo Inc, Natera Inc, Novartis Pharmaceuticals Corporation, AstraZeneca Pharmaceuticals LP, Mersana Therapeutics Inc, BeOne, Gilead Sciences Inc, Elevation Oncology Inc, Eisai Inc, Taiho Oncology Inc, Boehringer Ingelheim Corp USA, NovaBridge Biosciences, Sanofi, Signet Therapeutics, EsoBiotec; DSMB: Sanofi Aventis. Board, Society, Committee, or Advocacy Group (uncompensated): Debbies Dream Foundation, Hope for Stomach Cancer; Other: NCCN Guidelines Committee (uncompensated), Research to Practice (CME lecture).

Email: sklempner@mgb.org

Study sponsored by: NovaBridge Biosciences and ABL Bio, **ClinicalTrials.gov Identifier:** NCT04900818

Acknowledgements: NovaBridge Biosciences thanks all patients, their families, & participating clinical sites.

Results

Table 1: Overall Response Rates across CLDN18.2 and PD-L1 Subgroups

	Givastomig 8 mg/kg + Nivolumab + mFOLFOX6 (n=31)	Givastomig 12 mg/kg + Nivolumab + mFOLFOX6 (n=40)
Response-evaluable (n)^	29	40
Median follow up (mo., 95% CI)	17.8 (15.1, 18.9)	10.1 (7.8, 11.5)
Median DOR (mo., 95% CI)	15.2 (8.8, NC)	12.1 (5.6, NC)
ORR* [confirmed and unconfirmed] % (n)	79% (23/29)	70% (28/40)
SD	17% (5/29)	25% (10/40)
DCR* (CR+PR+SD) % (n)	97% (28/29)	95% (38/40)
PD-L1 CPS ≥1*	77% (20/26)	72% (21/29)
PD-L1 CPS <1*	100% (3/3)	64% (7/11)
CLDN18.2 ≥75%**	82% (14/17)	60% (9/15)
CLDN18.2 1–74%**	75% (9/12)	76% (19/25)
CLDN18.2 ≥75%# and PD-L1 CPS ≥1*	80% (12/15)	73% (8/11)
CLDN18.2 1-74%# and PD-L1 CPS ≥1*	73% (8/11)	72% (13/18)

^at least one evaluable on-treatment scan; *includes confirmed and unconfirmed responses (unconfirmed includes only those with one follow-up scan at the time of DCO); #CLDN18.2 ≥75% includes 2+/3+ only, CLDN18.2 1–74% inclusive of 1+/2+/3+; DOR: Duration of Response

Figure 1: Duration of Study Treatment – 34 Patients on Treatment


14 patients ongoing treatment at 8 mg/kg
20 patients ongoing treatment at 12 mg/kg

- As of August 6, 2026, 71 GEC patients received givastomig 8 mg/kg (n=31) or 12 mg/kg (n=40) with nivolumab and mFOLFOX6.
- The median duration of follow up was 17.8 mo. (8 mg/kg) and 10.1 mo. (12 mg/kg). Dose cohorts were enrolled sequentially leading to the differences in follow-up duration between cohorts; cross-cohort comparisons should be interpreted with caution.
- Objective response rate (ORR) was 79% and 70%, with DCR 97% and 95%, respectively (efficacy evaluable population, confirmed and unconfirmed responses, see Table 1).
- Responses were rapid: median time to response was 2 and 3.6 mo. in the 8 and 12 mg/kg groups, respectively, and deepened over time.
- The median duration of response was 15.2 mo. (8 mg/kg) and 12.1 mo. (12 mg/kg).
- Median progression-free survival (PFS) was 16.9 mo. at 8 mg/kg and 10.4 mo. at 12 mg/kg (one PD event reclassified from earlier data cut-off).
- Median overall survival (OS) data are immature, available in the Supplemental Data file: see QR code, bottom left of this poster.
- 34 patients remain on treatment with the longest treatment duration being 26 months (Figure 1).

Figure 2: 99% Subjects Experienced Tumor Shrinkage



Table 2: Progression-Free Survival across PD-L1 Subgroups

	Givastomig 8 mg/kg + Nivolumab + mFOLFOX6 (n=31)	Givastomig 12 mg/kg + Nivolumab + mFOLFOX6 (n=40)
Median PFS (mo., 95% CI)	**16.9 (7.3, NC)**	**10.4 (8.6, NC)**
events n (%)	13 (41.9%)	14 (35.0%)
censored n (%)	18 (58.1%)	26 (65.0%)
PD-L1 CPS ≥1	16.9 (6.8, NC)	9.1 (8.4, NC)
PD-L1 CPS <1	18.0 (10.5, NC)	15.6 (4.0, NC)

Figure 3: Spider Plot highlighting response duration at 8 and 12 mg/kg


8 mg/kg
12 mg/kg
Percent change from baseline
Study Day

Figure 4: Kaplan-Meier Estimate of Progression-Free Survival
All treated patients (N=71)


+ Censored
Survival Probability
Dose
8 mgKg
12 mgKg
Month
8 mgKg 31 19 14 11 1 1 0
12 mgKg 40 27 10 3 0 0 0

Table 3: AE Overview

	Givastomig 8 mg/kg + Nivolumab + mFOLFOX6 (n=31)	Givastomig 12 mg/kg + Nivolumab + mFOLFOX6 (n=40)
TEAE	97%	100%
TRAE givastomig	90%	92%
TRAE any drug	97%	100%
SAE	58%	55%
Related SAE givastomig	10%	30%
Related SAE any drug	26%	30%
Grade ≥3 TEAE	68%	80%
Grade ≥3 TRAE givastomig	23%	40%
Grade ≥3 TRAE any drug	55%	62%
TRAE any drug → givastomig delay	55%	68%
TRAE any drug → givastomig interrupted	23%	15%
TRAE any drug → givastomig discontinued	26%	18%
TRAE any drug → any drug discontinued	48%	42%
TRAE any drug → death	–	–

Table 4: TRAE Related to Givastomig and IRAE

TRAE givastomig in ≥10% in either dose (n=71)

Adverse Event	Grades ≤2		Grade 3		All Grades	
mg/kg:	8 (n=31)	12 (n=40)	8 (n=31)	12 (n=40)	8 (n=31)	12 (n=40)
Any event	68%	52%	23%	40%	90%	92%
Nausea	48%	45%	10%	8%	58%	52%
Vomiting	35%	42%	–	5%	35%	48%
Gastritis	32%	32%	6%	15%	39%	48%
Fatigue	45%	25%	3%	10%	48%	35%
Decreased appetite	23%	38%	6%	10%	29%	48%
IRR	19%	20%	3%	–	23%	20%
Weight decreased	19%	12%	3%	8%	23%	20%
Abd pain/discomfort	13%	10%	–	8%	13%	18%
Diarrhea	13%	12%	–	–	13%	12%
Dyspepsia	6%	10%	–	–	6%	10%
Dysgeusia	10%	8%	–	–	10%	8%
Headache	10%	–	–	–	10%	–

Immune-related adverse events (n=71)

Adverse Event	Grades ≤2		Grade 3		All Grades	
mg/kg:	8 (n=31)	12 (n=40)	8 (n=31)	12 (n=40)	8 (n=31)	12 (n=40)
Any event	39%	42%	16%	18%	55%	60%
Gastritis	32%	32%	6%	15%	39%	48%
Rash maculo-papular	3%	12%	6%	–	10%	12%
Pneumonitis	–	5%	–	2%	–	8%
Hyperthyroidism	6%	–	–	–	6%	–
Hypothyroidism	6%	2%	–	–	6%	2%
Immune nephritis	–	–	3%	–	3%	–
Immune neurologic disorder	–	–	–	–	–	–

- The most common givastomig treatment-related adverse events (TRAEs, all grade) were nausea, fatigue and gastritis in the 8 mg/kg cohort, and nausea, vomiting, decreased appetite and gastritis in the 12 mg/kg cohort.
- The incidence of grade 3 givastomig-related nausea remains low across both doses. There was no grade 3 vomiting at 8 mg/kg; the incidence of grade 3 vomiting at 12 mg/kg was 5%. The incidence of grade 3 ALT/AST elevation was 1%.
- There were no givastomig-related grade ≥4 AEs.
- Immune-related AEs were uncommon, except for gastritis, the majority of which were Grade 2 events.
- A table of TRAEs attributed to any study treatment is available in the Supplemental Data file: see QR code, bottom left of this poster.
- The most common any-drug TRAEs (all grade) were fatigue (71% at 8 mg/kg, 65% at 12 mg/kg), nausea (61% at 8 mg/kg, 60% at 12 mg/kg), neutropenia (52% at 8 mg/kg, 50% at 12 mg/kg) and vomiting (39% at 8 mg/kg, 50% at 12 mg/kg)
- The most common any-drug grade 3 TRAEs were neutropenia (26% at 8 mg/kg and 22% at 12 mg/kg), fatigue (6% at 8 mg/kg, 10% at 12 mg/kg) and decreased appetite (6% at 8 mg/kg, 10% at 12 mg/kg).
- The most common grade 4 any-drug TRAE was neutropenia (6% at 8 mg/kg, 5% at 12 mg/kg). There were no grade 5 any-drug TRAEs.

Conclusions

- With longer follow-up, givastomig 8 mg/kg plus nivolumab and mFOLFOX6 demonstrated encouraging and durable clinical activity across CLDN18.2 and PD-L1 subgroups, with a manageable safety profile supporting 8 mg/kg for Phase 3 development in 1L metastatic GEA.
- The overall AE profile of the combination is generally similar to that observed with IO/chemo alone.
- The rates of immune-related AEs do not appear to be increased over the rates seen with nivolumab + chemo in other studies, with the exception of gastritis.
- Gastritis was manageable and had a rare incidence of grade 3 events (and no grade 4 or 5 events) at 8 mg/kg.
- Follow-up continues, as well as enrollment in CLDN18.2 positive pancreatic and biliary tract cancer cohorts.

References

1. Gao J, et al. CLDN18.2 and 4-1BB bispecific antibody givastomig exerts antitumor activity through CLDN18.2-expressing tumor-directed T-cell activation. J Immunother Cancer. 2023;11:e006704.
2. Klempner et al. Preliminary safety and efficacy of givastomig, a novel claudin 18.2/4-1BB bispecific antibody, in combination with nivolumab and mFOLFOX in metastatic gastroesophageal carcinoma (mGEC) Annals of Oncology, 36, S151-S152.